[Letterhead of Sutherland Asbill & Brennan LLP]

June 16, 2009

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Registration Statement on Form N-2
Amendment No. 1 filed December 15, 2008
File No. 333-147937

Dear Mr. O’Connor:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 14, 2009 with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-147937), filed with the Commission on December 15, 2008 (as amended, the “Resale Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Please note that, to the extent revisions were requested by the Staff to the disclosure set forth in the Resale Registration Statement, such revisions have been included, where applicable, in Amendment No. 4 to the Company’s registration statement on Form N-2 (File No. 333-148734) relating to its proposed initial public offering, filed on June 12, 2009 (as amended, the “IPO Registration Statement”).

1.	Please confirm that the terms of the Company’s investment advisory and management agreement, including the fee structure set forth therein, and its investment strategy have not materially changed since the initial filing of the Registration Statement.

The Company confirms to the Staff that the terms of the Company’s investment advisory and management agreement, including the fee structure set forth therein, as well as the Company’s investment strategy, have not materially changed since the initial filing of the Resale Registration Statement on December 7, 2007.

James E. O’Connor, Esq.

June 16, 2009

2.	Please revise the Registration Statement throughout to include updated disclosure regarding the current negative state of the U.S. economy since September 30, 2008, including the fact that the U.S. economy is currently in a recession, as well as updated disclosure regarding the impact the current economic situation has had on the Company, including with respect to the valuation of its investment portfolio, since September 30, 2008.

In response to the Staff’s comment, the Company has revised the disclosure set forth in “Summary,” “Risk Factors,” “MD&A” and “Business” sections of the IPO Registration Statement to include additional disclosure highlighting the current economic crisis and its continuing impact through March 31, 2009. The Company has also included disclosure regarding its financial condition and results of operations for the year and quarter ended December 31, 2008 and March 31, 2009, respectively, reflecting the impact of the current economic situation on the Company, as well as audited financial statements for the year ended December 31, 2008 and unaudited interim financial statements for the three months ended March 31, 2009. The Company confirms that it will make corresponding revisions to the Resale Registration Statement.

3.	Please revise the cover page of the prospectus included in the Registration Statement to highlight the fact that this represents a selling shareholder registration statement, including the fact that the Company will receive no proceeds from any sales of securities that occur pursuant to the Registration Statement.

In response to the Staff’s comment, the Company confirms that it will revise the cover page of the prospectus included in the Resale Registration Statement to further highlight the fact that only selling shareholders, and not the Company, will be eligible to sell securities pursuant to the Resale Registration Statement, and that the Company will receive no proceeds from any sales of such securities.

4.	We note that the “Market Opportunity” discussion set forth in both the “Summary” and “Business” sections of the Registration Statement appear to include data and assumptions reflecting the economic situation prior to September 30, 2008. Please revise such disclosure to reflect the negative economic conditions that arose subsequent to September 30, 2008.

In response to the Staff’s comment, the Company has revised the above-referenced disclosure in the IPO Registration Statement to reflect the negative economic conditions prevalent through March 31, 2009. The Company confirms that it will make corresponding revisions to the Resale Registration Statement.

5.	Please revise the “Summary” section of the Registration Statement to include the specific risks associated with an investment in the Company’s securities.

In response to the Staff’s comment, the Company has revised the “Summary” section of the IPO Registration Statement to provide the requested disclosure. The Company confirms that it will make corresponding revisions to the Resale Registration Statement.

James E. O’Connor, Esq.

June 16, 2009

6.	Please revise the “Risk Factors” section of the Registration Statement to move the risks set forth under the sub-heading “Risks Related to Our Business and Structure” to the end of the “Risk Factors” section.

In response to the Staff’s comment, the Company has revised the “Risk Factors” section of the IPO Registration Statement in the manner requested. The Company confirms that it will make corresponding revisions to the Resale Registration Statement.

7.	Please update the disclosure included in the “Fees and Expenses” section of the Registration Statement to clarify that the Company will use leverage and incur debt only to the extent the economic situation is conducive to doing so.

In response to the Staff’s comment, the Company has revised the “Fees and Expenses” section of the IPO Registration Statement to provide the requested disclosure. The Company confirms that it will make corresponding revisions to the Resale Registration Statement.

8.	Please update the “Selected Financial and Other Data” and “MD&A” sections of the Registration Statement to provide more recent financial information as of December 31, 2008.

In response to the Staff’s comment, the Company has updated the IPO Registration Statement to include audited financial statements for the year ended December 31, 2008 and unaudited interim financial statements for the three months ended March 31, 2009. The Company has also revised the above-referenced sections of the IPO Registration Statement to reflect the information included in such financial statements.

9.	We note that a number of the risk factors included in the Registration Statement appear to address generic risks that apply to all companies, or that may not necessarily be material to Company in view of the current economic environment. Please consider revising the “Risk Factors” section of the Registration Statement, where appropriate, to remove any risks that are generic in nature or that are no longer material to the Company.

In response to the Staff’s comment, the Company has revised the “Risk Factors” section of the IPO Registration Statement in the manner requested. The Company confirms that it will make corresponding revisions to the Resale Registration Statement.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm